# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KalVista Pharmaceuticals, Inc., CIK 0001348911
CUSIP: 483497103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 200 CROSSING BOULEVARD, FRAMINGHAM, Massachusetts (MA), 01702
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-24-006561
Filed by CIK 0001974915

## Reporting persons
- Vestal Point Capital, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 750,000; sole dispositive power 0; shared dispositive power 750,000; aggregate amount beneficially owned 750,000 (1.5% of the class)
- Ryan Wilder: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 750,000; sole dispositive power 0; shared dispositive power 750,000; aggregate amount beneficially owned 750,000 (1.5% of the class)

## Item 1. Issuer
Name of issuer: KalVista Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 200 Crossing Boulevard, Framingham, Massachusetts 01702.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Vestal Point Capital, LP (the "Investment Manager"), a Delaware limited partnership, and the investment adviser to a certain fund and a managed account (the "Vestal Point Fund and Account"), with respect to the shares of common stock, par value $0.001 per share (the "Common Stock") of KalVista Pharmaceuticals, Inc. (the "Company") directly held by the Vestal Point Fund and Account; and

(ii) Mr. Ryan Wilder ("Mr. Wilder"), the Chief Investment Officer and Managing Partner of the Investment Manager and the Managing Member of Vestal Point Capital, LLC, the general partner of the Investment Manager, with respect to the shares of Common Stock directly held by the Vestal Point Fund and Account.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 632 Broadway, Suite 602, New York, NY 10012.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Wilder is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 50,523,274 shares of Common Stock outstanding as of August 29, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2025, filed with the Securities and Exchange Commission on September 11, 2025.
Percent of class: 1.5
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Vestal Point Fund and Account have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Vestal Point Capital, LP: /s/ Ryan Wilder, By: Vestal Point Capital, LLC, General Partner, By: Ryan Wilder, Chief Investment Officer and Managing Partner (11/14/2025)
- Ryan Wilder: /s/ Ryan Wilder, Ryan Wilder, Individually (11/14/2025)